PATH 1 NETWORK TECHNOLOGIES INC.

SUPPLEMENT NO. 1 TO PROSPECTUS DATED MAY 13, 2005

Filed Pursuant to Rule 424(b)(3)

Registration No. 333-124549

This Supplement No. 1, dated February 23, 2006, amends and supplements certain information contained in our prospectus dated May 13, 2005 (the “Prospectus”). This supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus.

The following information is hereby provided as a supplement to the information contained in the Prospectus. Readers of the Prospectus should consider all information and statements in the Prospectus which by their nature would be affected by the following new information, to be modified to reflect such new information.

Supplemental Information

On February 16, 2006, we announced that we had entered into a Settlement Agreement with regard to a lawsuit brought against us in January 2006 by Castle Creek Technology Partners LLC (“Castle Creek”), which holds a majority of our Series B 7% Convertible Preferred Stock. In that announcement we disclosed that, under the Settlement Agreement, we agreed to provisions which have the economic effect of reducing the conversion price of Castle Creek’s Series B 7% Convertible Preferred Stock from $3.17424 per share to $2.6316 per share, by providing for the delivery of extra shares, upon any conversion, to account for any shortfall from the number of shares that would have been issued upon conversion at a $2.6316 conversion price; and we agreed to make payments to Castle Creek which are economically equivalent to regular dividends on the Series B 7% Convertible Preferred Stock. Such payments are settlement payments and are not in fact regular dividends; however, under the Settlement Agreement, Castle Creek agreed to waive, effective upon each such settlement payment, all dividends accrued on Castle Creek’s Series B 7% Convertible Preferred Stock to an extent equal to the amount of such settlement payments. We can choose to make such payments in shares of our Common Stock (at 85% of then-current market value) or in cash. In the Settlement Agreement, we also agreed to offer to each of the respective minority holders of the Series B 7% Convertible Preferred Stock the same benefits and the same burdens of the Settlement Agreement, as if such minority holder was “Castle Creek” for such purposes.

Shares of our common stock that have been registered for resale pursuant to the Registration Statement of which the Prospectus is a part can be issued to the selling security holders for any of several purposes, including (i) in satisfaction of anti-dilution provisions of our Series B 7% Convertible Preferred Stock held by the selling security holders, and (ii) as dividends on shares of such Series B 7% Convertible Preferred Stock. Pursuant to the terms of the Settlement Agreement described above (including any extension to such minority holders of the Series B 7% Convertible Preferred Stock), however, we have since agreed to contractual provisions that are in the nature of a one-time ratchet anti-dilution adjustment (i.e., settlement payments to create the same economic effect as reducing the conversion price of the Series B 7% Convertible Preferred Stock from $3.17424 per share to $2.6316 per share) and that are economically equivalent to the regular dividends described in the Prospectus (i.e., the quasi-dividend settlement payments to the holders of the Series B 7% Convertible Preferred Stock under the Settlement Agreement). Shares resold under the Prospectus might first be issued under such Settlement Agreement provisions.

The purpose of this supplement is therefore to clarify that the Prospectus may also be used in connection with the resale, from time to time, of shares of our common stock that may be acquired by the selling security holders identified therein pursuant to the terms of the Settlement Agreement, either as a result of the contractual provision that has the economic effect of a reduction in the conversion price of the Series B 7% Convertible Preferred Stock from $3.17424 per share to $2.6316 per share, or the contractual agreement to make settlement payments to holders of the Series B 7% Convertible Preferred Stock that are economically equivalent to regular dividends on the Series B 7% Convertible Preferred Stock.

The number of shares of our common stock registered pursuant to the Registration Statement of which the Prospectus is a part is unchanged. Any number of these shares can be issued to the selling security holders, up to the full number so registered, without regard to the “category” of a particular issuance (e.g., conversion, dividends, Settlement Agreement payments, etc.).

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